April 22, 2022

Mr. Timothy Worthington
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:        Touchstone Strategic Trust (the “Trust”) (File Nos. 002-80859 & 811-03651)

Dear Mr. Worthington:

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on April 12, 2022 regarding the post-effective amendment to the Trust’s registration statement on Form N-1A filed on February 28, 2022 (PEA No. 228 under the Securities Act of 1933, as amended (the “Securities Act”)) pursuant to Rule 485(a) under the Securities Act, with respect to the Touchstone Dynamic Allocation Fund (formerly, the Touchstone Dynamic Global Allocation Fund) (the "Fund"), a series of the Trust.

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the Trust’s response.

Prospectus

1.     In “The Fund’s Principal Investment Strategies” section, please more clearly describe the relationship between the Advisor and the Fund’s sub-advisor, specifically in regard to how investment decisions are made for the Fund, in light of the first sentence in paragraph five of this section.

Response: The Trust confirms that that it has removed the first sentence in paragraph five of this section and replaced it with the following:

“~~Wilshire and the Fund’s Advisor routinely agree on the universe of underlying funds that Wilshire may consider when making allocation decisions.~~ Wilshire determines which underlying funds to utilize when making allocation decisions, subject to oversight by the Advisor.”

2.     Within the Fund’s principal risks sections, please tailor the “Management Risk” appropriately to reflect whether the Fund intends to add another sub-advisor.

Response: The Trust notes that the Advisor currently engages one sub-advisor to sub-advise the Fund; however, the Advisor has the flexibility to add additional sub-advisors to sub-advise a portion of the Fund’s assets, should the need arise. The Trust notes that the current “Management Risk” disclosure accounts for both instances, and the Trust believes the disclosure appropriately describes the risk the Fund is subject to. The Trust respectfully declines to make the requested change.

3.     In “The Fund’s Principal Risks” section, the Staff notes the inclusion of sub-risks underneath the “Fixed-Income Risk.” Please provide corresponding investment strategy disclosure to align with these sub-risks.

Response: Upon further review, the Trust has determined that the sub-risks underneath the “Fixed-Income Risk” are not principal risks of investing in the Fund nor do they describe a principal investment strategy of the Fund. As a result, the Trust has removed the sub-risks underneath the “Fixed-Income Risk” from Item 4 of the Fund’s prospectus, as well as the corresponding risks in Item 9 of the Fund’s prospectus. The Trust confirms that the corresponding risks that appeared in Item 9 of the Fund’s prospectus have been added to the Fund’s Statement of Additional Information (“SAI”) in accordance with Item 16(b) of Form N-1A.
4.     Within the Fund’s principal risks sections, the Staff notes the inclusion of the “Mortgage-Backed Securities Risk.” Please provide corresponding investment strategy disclosure to align with this risk.

Response: Upon further review, the Trust has determined that this risk factor is not a principal risk of investing in the Fund nor does it describe a principal investment strategy of the Fund. As a result, the Trust has removed this principal risk from the Fund’s prospectus. The Trust confirms that the risk disclosure with respect to “Mortgage-Backed Securities Risk” that appeared in Item 9 of the Fund’s prospectus has been added to the Fund’s SAI in accordance with Item 16(b) of Form N-1A.

5.     Within the Fund’s principal risks sections, the Staff notes the inclusion of the “Non-Investment-Grade Debt Securities Risk.” Please provide corresponding investment strategy disclosure to align with this risk.

Response: Upon further review, the Trust has determined that this risk factor is not a principal risk of investing in the Fund nor does it describe a principal investment strategy of the Fund. As a result, the Trust has removed this principal risk from the Fund’s prospectus. The Trust confirms that the risk disclosure with respect to “Non-Investment Grade Debt Securities Risk” that appeared in Item 9 of the Fund’s prospectus has been added to the Fund’s SAI in accordance with Item 16(b) of Form N-1A.

6.     Within the Fund’s principal risks sections, the Staff notes the inclusion of the “Convertible Securities Risk.” Please provide corresponding investment strategy disclosure to align with this risk.

Response: Upon further review, the Trust has determined that this risk factor is not a principal risk of investing in the Fund nor does it describe a principal investment strategy of the Fund. As a result, the Trust has removed this principal risk from the Fund’s prospectus. The Trust confirms that investment strategy and risk disclosure with respect to “Convertible Securities Risk” appears in the Fund’s SAI in accordance with Item 16(b) of Form N-1A.

7.     Within the Fund’s principal risk sections, the Staff notes the inclusion of the “Leverage Risk.” Please provide corresponding investment strategy disclosure to align with this risk.

Response: Upon further review, the Trust has determined that this risk factor is not a principal risk of investing in the Fund nor does it describe a principal investment strategy of the Fund. As a result, the Trust has removed this principal risk from the Fund’s prospectus. The Trust confirms that investment strategy and risk disclosure with respect to “Leverage Risk” appears in the Fund’s SAI in accordance with Item 16(b) of Form N-1A.

8.     Within the Fund’s principal risks sections, please add the below disclosure to the “Pay-In-Kind Bonds Risk:”

*    Interest payments deferred on a pay-in-kind loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan.

*    Interest rates on pay-in-kind loans are higher to reflect the time value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments.

*    Pay-in-kind instruments may have unreliable valuations because the accruals require judgments about the ultimate collectability of the deferred payments and the value of the associated collateral.

*    The use of pay-in-kind securities may provide certain benefits to the Fund’s Advisor, including increased management fees.

Response: The Trust responds that it will add the above risk disclosure to the “Pay-In-Kind Bonds Risk” in the principal risks sections of the Fund’s prospectus.

9.     Within the Fund’s principal risks sections, please delete the last sentence of the “Pay-In-Kind Bonds Risk” that states: “Pay-in-kind bonds are usually less volatile than zero coupon bonds, but more volatile than cash pay securities.”
Response: The Trust confirms that it will delete the last sentence of Pay-In-Kind Bonds Risk from the principal risks sections of the Fund’s prospectus.

10.     Within the Fund’s principal risks sections, the Staff notes the inclusion of the “Rule 144A Securities Risk.” Please provide corresponding investment strategy disclosure to align with this risk.

Response: Upon further review, the Trust has determined that this risk factor is not a principal risk of investing in the Fund nor does it describe a principal investment strategy of the Fund. As a result, the Trust has removed this principal risk from the Fund’s prospectus. The Trust confirms that investment strategy and risk disclosure with respect to “Rule 144A Securities Risk” appears in the Fund’s SAI in accordance with Item 16(b) of Form N-1A.

11.     Within the Fund’s principal risks sections, the Staff notes the inclusion of the “Sector Focus Risk.” Please provide corresponding investment strategy disclosure to align with this risk. Additionally, please disclose which sector(s) the Fund will concentrate in.

Response: Upon further review, the Trust has determined that this risk factor is not a principal risk of investing in the Fund nor does it describe a principal investment strategy of the Fund. As a result, the Trust has removed this principal risk from the Fund’s prospectus. The Trust confirms that investment strategy and risk disclosure with respect to “Sector Focus Risk” appears in the Fund’s SAI in accordance with Item 16(b) of Form N-1A.

12.     Within the Fund’s principal risks sections, the Staff notes the inclusion of the “Short Sales Risk.” Please provide corresponding investment strategy disclosure to align with this risk.

Response: Upon further review, the Trust has determined that this risk factor is not a principal risk of investing in the Fund nor does it describe a principal investment strategy of the Fund. As a result, the Trust has removed this principal risk from the Fund’s prospectus. The Trust confirms that investment strategy and risk disclosure with respect to “Short Sales Risk” appears in the Fund’s SAI in accordance with Item 16(b) of Form N-1A.

* * *

If you have any further questions or comments, please contact me at (513) 629-1648 or Meredyth Whitford-Schultz at (513) 357-6029.

Sincerely,

/s/ Benjamin V. Mollozzi
Benjamin V. Mollozzi
Counsel

cc:     Meredyth Whitford-Schultz, Esq.
    Abigail Hemnes, Esq.
Clair Pagnano, Esq.
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